FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                      Report of Foreign Private Registrants

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the month of February, 2004

                           GRANITE MORTGAGES 03-1 PLC
                 (Translation of registrant's name into English)
                          Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (Translation of registrant's name into English)
                         22 Grenville Street, St Helier,
                         Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                         GRANITE FINANCE FUNDING LIMITED
                 (Translation of registrant's name into English)
                               4 Royal Mint Court,
                            London EC3N 4HJ, England
                    (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes............No.......X...........

                                          SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                        GRANITE MORTGAGES 03-1 PLC


                                        By:        /s/  Clive Rakestrow
                                                -----------------------
                                        Name:  L.D.C. Securitisation Director
                                        No. 1 Limited by its authorized
                                        person Clive Rakestrow for and on its
                                        behalf
                                        Title:  Director
Date: 22 March 2004

                                        GRANITE FINANCE FUNDING LIMITED


                                        By:       /s/ Nigel Charles Bradley
                                              -----------------------------
                                        Name:  Nigel Charles Bradley
                                        Title:  Director
Date: 22 March 2004

                                        GRANITE FINANCE TRUSTEES LIMITED


                                        By:      /s/  Richard Gough
                                              ---------------------
                                        Name:  Richard Gough
                                        Title:  Director
Date: 22 March 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 February 2004 - 29 February 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                  220,047

Current Balance                                           (GBP)16,895,979,565

Last Months Closing Trust Assets                          (GBP)17,537,520,729

Funding share                                             (GBP)15,686,713,930

Funding Share Percentage                                          92.84%

Seller Share*                                             (GBP)1,209,265,635

Seller Share Percentage                                            7.16%

Minimum Seller Share (Amount)*                             (GBP)709,465,135

Minimum Seller Share (% of Total)                                  4.20%

Excess Spread last quarter annualised (% of Total)                 0.40%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans


-----------------------------------------------------------------------------------------------------
                      Number       Principal (GBP)      Arrears (GBP)     By Principal (%)

< 1 Month             216,645        16,659,005,349                0                    98.60%

> = 1 < 3 Months       2,810          198,346,648              2,101,907                1.17%

> = 3 < 6 Months        461            30,132,057               825,272                 0.18%

> = 6 < 9 Months        92             5,884,260                293,256                 0.03%

> = 9 < 12 Months       30             1,955,141                133,260                 0.01%


> = 12 Months            9              656,110                 50,694                  0.00%

Total                 220,047        16,895,979,565            3,404,389               100.00%
-----------------------------------------------------------------------------------------------------


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Properties in Possession

-------------------------------------------------------------------------------
                           Number       Principal (GBP)          Arrears (GBP)

Total (since inception)     130           6,895,052                327,890

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                              70

Number Brought Forward                                                49

Repossessed (Current Month)                                           21

Sold (since inception)                                                60

Sold (current month)                                                  10

Sale Price / Last Loan Valuation                                     1.06

Average Time from Possession to Sale (days)                           119

Average Arrears at Sale                                         (GBP)2,039

Average Principal Loss (Since inception)*                        (GBP)274

Average Principal Loss (current month)**                          (GBP)0

MIG Claims Submitted                                                   7

MIG Claims Outstanding                                                 0

Average Time from Claim to Payment                                    59
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                              Number      Principal (GBP)

Substituted this period                         0               (GBP)0

Substituted to date (since 26 March 2001)   344,923      (GBP)26,658,375,004
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                         Monthly                  Annualised

Current Month CPR Rate                    3.80%                     37.16%

Previous Month CPR Rate                   3.65%                     35.49%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                         25.07

Weighted Average Remaining Term (by value) Years                     19.85

Average Loan Size                                              (GBP)76,784

Weighted Average LTV (by value)                                     74.54%

Weighted Average Indexed LTV (by value)                             60.91%

Fast Track (by value)                                               24.81%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                             53.19%

Together (by balance)                                               24.36%

Capped (by balance)                                                  1.81%

Variable (by balance)                                               19.18%

Tracker (by balance)                                                 1.46%

Total                                                               100.0%
-------------------------------------------------------------------------------


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

Geographic Analysis

----------------------------------------------------------------------------------------------
                   Number        % of Total         Value (GBP)           % of Total

East Anglia         4,767           2.17%             366,642,757               2.17%

East Midlands      16,155           7.34%            1,101,617,868              6.52%

Greater London     26,462           12.03%           3,313,301,593              19.61%

North              29,151           13.25%           1,498,673,387              8.87%

North West         30,440           13.83%           1,865,316,144              11.04%

Scotland           16,561           7.53%            1,000,241,990              5.92%

South East         32,914           14.96%           3,419,746,264              20.24%

South West         14,661           6.66%            1,236,785,704              7.32%

Wales               9,664           4.39%             581,221,697               3.44%

West Midlands      14,889           6.77%            1,062,757,115              6.29%

Yorkshire          24,383           11.08%           1,449,675,047              8.58%

Total              220,047           100%           16,895,979,565               100%
----------------------------------------------------------------------------------------------

LTV Levels Breakdown

----------------------------------------------------------------------------------------------
                                    Number            Value (GBP)            % of Total

0% < 25%                            7,201             278,783,663               1.65%

> = 25% < 50%                       26,549           1,848,420,164              10.94%

> = 50% < 60%                       17,295           1,449,675,047              8.58%

> = 60% < 65%                       10,073            900,555,711               5.33%

> = 65% < 70%                       11,671           1,064,446,713              6.30%

> = 70% < 75%                       17,217           1,486,846,202              8.80%

> = 75% < 80%                       16,567           1,657,495,595              9.81%

> = 80% < 85%                       19,081           1,694,666,750              10.03%

> = 85% < 90%                       33,125           2,311,370,004              13.68%

> = 90% < 95%                       46,757           3,313,301,593              19.61%

> = 95% < 100%                      14,340            880,280,535               5.21%

> = 100%                             171              10,137,588                0.06%

Total                              220,047          16,895,979,565              100.0%
----------------------------------------------------------------------------------------------

Repayment Method

----------------------------------------------------------------------------------------------
                                    Number            Value (GBP)            % of Total

Endowment                           33,036           2,377,264,325              14.07%

Interest Only                       19,889           2,449,917,037              14.50%

Pension Policy                       724              70,963,114                0.42%

Personal Equity Plan                1,493             108,134,269               0.64%

Repayment                          164,905          11,889,700,820              70.37%

Total                              220,047          16,895,979,565             100.00%
----------------------------------------------------------------------------------------------

Employment Status

----------------------------------------------------------------------------------------------
                                    Number            Value (GBP)            % of Total

Full Time                          195,733          14,400,443,383              85.23%

Part Time                           2,876             162,201,404               0.96%

Retired                              519              16,895,980                0.10%

Self Employed                       18,674           2,213,373,323              13.10%

Other                               2,245             103,065,475               0.61%

Total                              220,047          16,895,979,565             100.00%
----------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                5.99%

Effective Date of Change                                     1 February 2004
-------------------------------------------------------------------------------


Notes     Granite Mortgages 03-1 plc

----------------------------------------------------------------------------------------------------------
                     Outstanding               Rating            Reference Rate           Margin
                                          Moodys/S&P/Fitch

Series 1

A1                   $0                     P-1/A-1+/F1+             1.11%                -0.01%

A2               $1,225,000,000              Aaa/AAA/AAA             1.31%                 0.19%

A3**              $300,000,000               Aaa/AAA/AAA              N/A                  0.40%

B                 $42,000,000                 Aa3/AA/AA              1.55%                 0.43%

C                 $56,000,000               Baa2/BBB/BBB             2.57%                 1.45%

Series 2

A               (Euro)900,000,000            Aaa/AAA/AAA             2.32%                 0.24%

B               (Euro)62,000,000              Aa3/AA/AA              2.51%                 0.43%

C               (Euro)94,500,000            Baa2/BBB/BBB             3.53%                 1.45%

Series 3

A              (GBP)665,000,000            Aaa/AAA/AAA             4.27%                 0.24%

B               (GBP)31,000,000             Aa3/AA/AA              4.46%                 0.43%

C               (GBP)41,000,000           Baa2/BBB/BBB             5.48%                 1.45%
----------------------------------------------------------------------------------------------------------
** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.

Credit Enhancement

----------------------------------------------------------------------------------------------------------
                                                                                % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                             (GBP)97,837,647             4.01%

Class C Notes ((GBP)Equivalent)                            (GBP)137,914,263             5.66%

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                                  % of Funding Share

Class B Notes ((GBP)Equivalent)                              (GBP)97,837,647            0.62%

Class C Notes ((GBP)Equivalent)                             (GBP)137,914,263            0.88%

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                (GBP)45,000,000            0.29%

Balance Brought Forward                                        (GBP)30,531,520            0.19%

Drawings this Period                                               (GBP)0                 0.00%

Excess Spread this Period                                      (GBP)1,777,286             0.01%

Funding Reserve Fund Top-up this Period*                           (GBP)0                 0.00%

Current Balance                                                (GBP)32,308,806            0.21%
----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                        (GBP)26,915,060            0.17%

Funding Reserve %                                                     0.6%                   NA
----------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom